SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

86722Y101

(CUSIP Number)

February 12, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86722Y101

1	Name of reporting person: Raven Energy Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 413,000
	7	Sole dispositive power 0
	8	Shared dispositive power 413,000

9	Aggregate amount beneficially owned by each reporting person 413,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 0.9%(1)
12	Type of reporting person OO

(1)	Based on 46,227,148 common units outstanding as of February 8, 2019 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018.

CUSIP NO. 86722Y101

1	Name of reporting person: FRLP 2008 No. 2 LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 413,000
	7	Sole dispositive power 0
	8	Shared dispositive power 413,000

9	Aggregate amount beneficially owned by each reporting person 413,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 0.9%(1)
12	Type of reporting person OO

(1)	Based on 46,227,148 common units outstanding as of February 8, 2019 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018.

CUSIP NO. 86722Y101

1	Name of reporting person: Insight Resource, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 25,430
	6	Shared voting power 413,000
	7	Sole dispositive power 25,430
	8	Shared dispositive power 413,000

9	Aggregate amount beneficially owned by each reporting person 438,430
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 0.9%(1)
12	Type of reporting person OO

(1)	Based on 46,227,148 common units outstanding as of February 8, 2019 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018.

CUSIP NO. 86722Y101

1	Name of reporting person: Cline Resource and Development Company
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization West Virginia

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 438,430
	7	Sole dispositive power 0
	8	Shared dispositive power 438,430

9	Aggregate amount beneficially owned by each reporting person 438,430
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 0.9%(1)
12	Type of reporting person CO

(1)	Based on 46,227,148 common units outstanding as of February 8, 2019 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018.

CUSIP NO. 86722Y101

1	Name of reporting person: Christopher Cline
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	5	Sole voting power 102,880
	6	Shared voting power 438,430
	7	Sole dispositive power 102,880
	8	Shared dispositive power 438,430

9	Aggregate amount beneficially owned by each reporting person 541,310(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 1.2%(2)
12	Type of reporting person IN

(1)

Includes 128,310 common units owned of record by the reporting person in his individual capacity and 413,000 common units owned of record by Raven Energy Holdings LLC, which common units may be deemed to be beneficially owned by the reporting person.

(2)	Based on 46,227,148 common units outstanding as of February 8, 2019 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018.

Item 1(a).	Name of issuer: SunCoke Energy Partners, L.P.

Item 1(b).	Address of issuer’s principal executive offices:

1011 Warrenville Road, Suite 600

Lisle, IL 60532

Item 2(a).	Names of persons filing:

Raven Energy Holdings LLC

FRLP 2008 No. 2 LLC

Insight Resource, LLC

Cline Resource and Development Company

Christopher Cline

Item 2(b).	Address or principal business office or, if none, residence:

Principal business office for each of Raven Energy Holdings LLC, FRLP 2008 No. 2 LLC, Insight Resource, LLC, Cline Resource and Development Company and Christopher Cline is:

3801 PGA Blvd, Suite 903

Palm Beach Gardens, Florida 33410

Item 2(c).	Citizenship:

Raven Energy Holdings LLC is a Delaware limited liability company.

FRLP 2008 No. 2 LLC is a Delaware limited liability company.

Insight Resource, LLC is a Nevada limited liability company.

Cline Resource and Development Company is a West Virginia corporation.

Christopher Cline is a United States citizen.

Item 2(d).	Title of class of securities: Common units representing limited partner interests, no par value.

Item 2(e).	CUSIP number: 86722Y101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership:

The common units beneficially owned by each reporting person below is as of April 1, 2019. Christopher Cline controls Cline Resource and Development Company. Cline Resource and Development Company controls Insight Resource, LLC. Insight Resource, LLC controls FRLP 2008 No. 2 LLC. FRLP 2008 No. 2 LLC controls Raven Energy Holdings LLC, which was the record and beneficial owner of 413,000 common units as of April 1, 2019. The percent of class provided for each reporting person below is based on 46,227,148 common units outstanding as of February 8, 2019 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018.

1.	Raven Energy Holdings LLC

a.	Amount beneficially owned: 413,000

b.	Percent of class: 0.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 413,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 413,000

2.	FRLP 2008 No. 2 LLC

a.	Amount beneficially owned: 413,000

b.	Percent of class: 0.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 413,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 413,000

3.	Insight Resource, LLC

a.	Amount beneficially owned: 438,430

b.	Percent of class: 0.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 25,430

ii.	Shared power to vote or to direct the vote: 413,000

iii.	Sole power to dispose or to direct the disposition of: 25,430

iv.	Shared power to dispose or to direct the disposition of: 413,000

4.	Cline Resource and Development Company

a.	Amount beneficially owned: 438,430

b.	Percent of class: 0.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 438,430

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 438,430

5.	Christopher Cline

a.	Amount beneficially owned: 541,310

b.	Percent of class: 1.2%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 102,880

ii.	Shared power to vote or to direct the vote: 438,430

iii.	Sole power to dispose or to direct the disposition of: 102,880

iv.	Shared power to dispose or to direct the disposition of: 438,430

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: April 2, 2019	RAVEN ENERGY HOLDINGS LLC

	By:	Cline Resource and Development Company, sole manager of Raven Energy Holdings LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

FRLP 2008 No. 2 LLC

	By:	Cline Resource and Development Company, sole manager of FRLP 2008 No. 2 LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

INSIGHT RESOURCE, LLC

	By:	Cline Resource and Development Company, sole manager of Insight Resource, LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CLINE RESOURCE AND DEVELOPMENT COMPANY

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CHRISTOPHER CLINE

	By:	/s/ Christopher Cline
	Name:	Christopher Cline

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit Number	Description

99.1	Joint Filing Agreement